Exhibit 99.1

Cenntro Electric to Acquire Minority Interest in German E-Cargo Designer Antric

$2.5 Million Investment is Highly Symbiotic to Cenntro’s EV Product Lines

Cenntro to Manufacture the Antric One E-Cargo Bike and Market the Product Globally

Freehold, NJ -  July 29, 2022 ---   Cenntro Electric Group Limited (NASDAQ: CENN), a leading EV technology company with advanced, market-validated electric commercial vehicles, announced today that it had signed a non-binding term sheet to make a strategic investment in Antric GmbH, a German-based e-cargo designer, representing twenty-five percent (25%) of Antric’s total outstanding shares. The aggregate investment of EUR 2,500,000 ($2,550,000 USD) consists of approximately EUR 1,250,000 (approximately US$1,275,000) in cash and EUR 1,250,000 (approximately US$1,275,000) in the form of a convertible loan, at an implied post-money enterprise value for Antric of EUR 10 million.

Antric has designed and engineered the Antric One, an auto-grade four-wheeled e-cargo bike that has been successfully piloted in Europe. The Antric One is purpose-built for delivery services and general cargo transport.

Antric, based in Bochum, Germany, has its roots in a Bochum University spin-off and was founded by Moritz Heibrock and Eric Diederich. The Antric One uses an innovative trolley system in combination with a low loading area to enable easy loading and smooth integration into existing logistics processes. The Antric One is ideal for the robust requirements of city logistics as it offers a 2.3 cubic meter cargo volume and up to 300kg payload, a fully suspended four-wheeled chassis, an innovative body made out of fabric and a uniquely developed loading system. Antric’s innovative e-cargo bike outperforms competing products in costs, usability, and robustness.

In conjunction with the investment, Cenntro will manufacture the Antric One at its assembly facility in Germany and market the e-cargo bike globally.

“We believe there is no single electric vehicle solution that can support the multitude of ways goods and services can be delivered and distributed,” said Peter Wang, Chairman, and CEO of Cenntro Electric Group. “The Antric One’s design and mobility will serve as a unique complement to Cenntro’s product line of advanced, market-validated commercial vehicles, providing an innovative form of e-transport that can serve a wide range of applications. We look forward to working closely with the Antric team to further scale their Antric One e-cargo bike with customers across North America, Europe, and Asia in the months ahead.”

Eric Diederich, CEO, and Founder of Antric, commented, “Together with Cenntro, we can support cities around the world in their ecological transformation through sophisticated and efficient mobility solutions. This transaction was a natural fit and will provide us with additional capital, extensive sales, and marketing capabilities and reach new geographies for the Antric One.”

Moritz Heibrock, CTO and Founder of Antric, added, “Cenntro is the ideal partner, as it allows us to leverage their manufacturing and global sales reach and focus on our core competence in the development of vehicles.”

About Cenntro Electric Group

Cenntro Electric Group Ltd. (or "Cenntro") (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro’s purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery, and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe, and Asia. For more information, please visit Cenntro’s website at: www.cenntroauto.com.

About Antric

Antric GmbH is a cargo bike manufacturer based in Germany. Antric’s goal is to develop cargo bikes and, in the future, develop comparable products, such as bike trailers. All products are very user-friendly, durable and robust, and specifically produced for professional use. For more information about Antric, please visit www.antric.de.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production, and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro's public filings with the SEC, including the "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 and which may be viewed at www.sec.gov.

Contacts

Investor Relations Contact:

Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:

PR@cenntroauto.com
IR@cenntroauto.com